Attention Business Editors:

Arizona Star Establishes New Policy for Insider Options

VANCOUVER, Dec. 22 /CNW/ - The Board of Directors of Arizona Star Resource Corp. (TSX-V:AZS) has established a new policy for the vesting of options granted to directors, officers and employees, effective immediately. The Company is also taking steps to complete the cancellation of 825,000 options granted to previous directors, officers and consultants of the Company by the previous Board of Directors. The cancellation of these options was agreed by Pan Atlantic Bank and Trust and Bema Gold as part of the compromise election of directors at the Company's annual meeting on Thursday, December 16, 2004. As part of this agreement, Pan Atlantic has agreed to withdraw its lawsuit against the Company in connection with these options.

The Company has adopted a vesting policy with respect to officer, director and employee options to ensure that options are not exercisable unless the Company's shareholders have achieved superior returns. Pursuant to this new policy, the Board of Directors has granted 75,000 options, exercisable at $7.00 for five years, to each of its four new directors, such options to vest only if (1) the shares of Arizona Star trade above C$12.40 for 10 consecutive trading days ($12.40 represents the estimated net asset value per share of the Company's 25% interest in the Cerro Casale project at current commodity prices), and (2) the Company's share price performance has exceeded the performance of the TSX Gold index by more than 20% over the six months preceding the satisfaction of the test in (1). These options were granted pursuant to the Company's shareholder-approved option plan and are governed by the terms of that plan, which provides, among other things, that the Board of Directors may, in its discretion, allow options to be exercised if a formal take-over bid for the Company's shares has been made to shareholders, but solely for the purpose of enabling option holders to tender the shares underlying their options to the take-over bid.

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24% interest in the project.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: Paul A. Parisotto, President and CEO, 390 Bay Street, Suite 2020, Toronto, ON, M5H 2Y2, Tel.: (416) 369-9333/ (AZS.)